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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                     -------

                               EPIX Medical, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26881Q10
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2000
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)

         [   ]  Rule 13d-1(c)

         [ x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------------------------------
CUSIP NO.   26881Q10                                                 13G

------------------------------------------------


--------------------------------------------------------------------------------
1 NAME(S) OF REPORTING PERSON(S) S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

     Lauffer Grantor Retained Annuity Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)    / /

     Not  applicable                                                  (b)    / /

--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                                      5       SOLE VOTING POWER

NUMBER OF SHARES                              -0-

                                      ------------------------------------------
BENEFICIALLY                          6       SHARED VOTING POWER

OWNED BY                                      239,171

                                      ------------------------------------------
EACH                                  7       SOLE DISPOSITIVE POWER

REPORTING                                     -0-

                                      ------------------------------------------
PERSON                                8       SHARED DISPOSITIVE POWER

WITH                                          239,171

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,171

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not applicable

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------



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------------------------------------------------
CUSIP NO.   26881Q10                                                 13G

------------------------------------------------

--------------------------------------------------------------------------------
1    NAME(S) OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

     Randall B. Lauffer

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  /  /

     Not  Applicable                                                  (b) /  /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
                                      5       SOLE VOTING POWER

NUMBER OF SHARES                              639,627

                                      ------------------------------------------
BENEFICIALLY                          6       SHARED VOTING POWER

OWNED BY                                      301,837

                                      ------------------------------------------
EACH                                  7       SOLE DISPOSITIVE POWER

REPORTING                                     639,627

                                      ------------------------------------------
PERSON                                8       SHARED DISPOSITIVE POWER

WITH                                          301,837

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     941,464

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not  applicable.

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

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Item 1(a)         NAME OF ISSUER

                  EPIX Medical, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  71 Rogers Street
                  Cambridge, MA  02142

Item 2(a)         NAME OF PERSON FILING     Item 2(b)  ADDRESS OF PRINCIPAL
                                                       BUSINESS OFFICE

                  Randall B. Lauffer                   EPIX Medical, Inc.
                                                       71 Rogers Street
                                                       Cambridge, MA  02142

                  Lauffer Grantor Retained             EPIX Medical, Inc.
                   Annuity Trust                       c/o Randall B. Lauffer
                                                       71 Rogers Street
                                                       Cambridge, MA 02142

Item 2(d)         TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value per share

Item 2(e)         CUSIP NUMBER

                  26881Q10

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A


         (a)      [ ] Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      [ ] Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An investment Adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E).


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         (f)      [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      [ ] A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

         Not applicable.

Item 4.           OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:

                  Randall B. Lauffer                                  941,464(1)
                  Lauffer Grantor Retained Annuity Trust              239,171

         (b)      Percent of Class:

                  Randall B. Lauffer                                  8.1%
                  Lauffer Grantor Retained Annuity Trust              2.0%


         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           Randall B. Lauffer                         639,627
                           Lauffer Grantor Retained Annuity Trust           0

                  (ii)     shared power to vote or to direct the vote:

                           Randall B. Lauffer                         301,837
                           Lauffer Grantor Retained Annuity Trust     239,171


--------------------

(1) Includes 46,666 shares held of record by Mr. Lauffer's wife. Also includes 16,000 shares held of record by the Lauffer Irrevocable Trust dated September 22, 1995 and 239,171 shares held of record by the Lauffer Grantor Retained Annuity Trust. The filing of this statement shall not be construed as an admission that Mr. Lauffer is the beneficial owner of any of the shares held of record by his wife or the Lauffer Irrevocable Trust dated September 22, 1995.






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                  (iii)    sole power to dispose or to direct the disposition
                           of:

                           Randall B. Lauffer                          639,627
                           Lauffer Grantor Retained Annuity Trust            0

                  (iv) shared power to dispose or to direct the disposition of:

                           Randall B. Lauffer                          301,837
                           Lauffer Grantor Retained Annuity Trust      239,171

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10.          CERTIFICATION

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                          2/3/00

                                             /s/  Randall B. Lauffer
                                             -----------------------------------
                                                        (Signature)

                                                  Randall B. Lauffer
                                             -----------------------------------
                                               Chief Scientific Officer


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                                                                       EXHIBIT 1

                            Joint Filing Agreement of
                             Randall B. Lauffer and
                     Lauffer Grantor Retained Annuity Trust

         The undersigned hereby agree that the Schedule 13G with respect to the securities of EPIX Medical, Inc. dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: 1/2/00

                                          /s/ Randall B. Lauffer
                                          --------------------------------------
                                          Randall B. Lauffer


                                          LAUFFER GRANTOR RETAINED
                                           ANNUITY TRUST

                                          /s/ Randall B. Lauffer
                                          --------------------------------------
                                          Name:  Randall B. Lauffer
                                          Its:  Trustee